February 4, 2026

Dan Novaes
Chief Executive Officer
Mode Mobile, Inc.
One East Erie Street, Suite 525
Chicago, IL 60611

        Re: Mode Mobile, Inc.
            Offering Statement on Form 1-A
            Filed February 2, 2026
            File No. 024-12709
Dear Dan Novaes:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Andrew Stephenson